SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 5 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    527016109
                                    ---------
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 September 18, 19971
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 12 pages

--------
1 The Reporting Persons believe that the Common Stock, $.01 par value, of the Issuer has not been registered pursuant to Section 12 of the Securities Exchange Act (the "Act") and, therefore, they are not required pursuant to Rule 13(d)1 of the Act to file this Amendment No. 4 to Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 2 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        806,368 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          806,368 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        806,368 (See Item 5)

--------------------------------------------------------------------------------

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.7% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 3 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        143,100 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          143,100 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        143,100 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.2% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 4 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        143,696 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          143,696 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        143,696 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.2% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 5 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        949,468 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          949,468 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        949,468 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.9% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 6 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,093,164 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,093,164 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,093,164 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.2% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 7 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  PF, AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      31,879
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,093,164 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          31,879
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
                                      1,093,064 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,125,043 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.1% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN

                               Amendment No. 5 to

                                  Schedule 13D


         This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997, Amendment No. 3 dated September 5, 1997 and Amendment No. 4 dated September 10, 1997 filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 5, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 3 of the Schedule 13D "Source and Amount of Funds or Other Consideration," is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein were acquired in the open market. The total cost of the reported shares by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein is $6,824,822.60, $1,179,694.25, $1,191,447.00 and $167,380.00, respectively. Such costs were funded out of working capital (and in the case of Mark Dickstein, personal funds), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."

         II. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer" are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 1,125,043 shares of Common Stock, representing approximately 33.1 % of the Common Stock outstanding. Dickstein & Co. owns 806,368 of such shares, representing approximately 23.7% of the Common Stock outstanding, Dickstein Focus owns 143,100 of such shares, representing approximately 4.2% of the Common Stock outstanding, Dickstein International owns 143,696 of such shares, representing approximately 4.2% of the Common Stock outstanding, and Mark Dickstein owns 31,879 of such shares, representing approximately 1% of the Common Stock outstanding.2 The Common Stock was issued pursuant to the Issuer's Amended Joint Plan of Reorganization (the "POR") dated December 5, 1996. The POR was consummated on June 4, 1997. On May 1, 1997, certain of the Reporting Persons agreed to purchase, in an open market transaction, on an "if and when issued" basis, an aggregate of 540,000 shares of Common Stock. 430,368 of the shares of Common Stock included in this transaction settled on July 23, 1997 after the consummation of the POR and are included in the percentages stated above. The balance of the shares (109,632) are scheduled to settle on or about November 3, 1997 for a price of $5.25 per share. 85,269 of these shares will be acquired by Dickstein & Co., 16,242 of these shares will be acquired by Dickstein International and 8,121 of these shares will be acquired by Mark Dickstein. These shares are not included in the percentages stated above.

-------- 2
Percentages are based upon 3,400,000 shares of Common Stock reported outstanding as of August 2, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended July 5, 1997.

         On August 20, 1997, certain of the Reporting Persons agreed to acquire from a third party ("Seller"), on a so-called "if and when issued" basis, an aggregate of up to 133,995 shares (the "Subject Shares") of Common Stock at a price (including commission) of $7.83 per share. The Seller's obligation to sell the Subject Shares to the Reporting Persons is contingent upon the issuance pursuant to the POR of such shares to Seller's counter-party upon the resolution of certain pre-petition claims. 94,995 of these shares will be acquired by Dickstein & Co., 17,000 of these shares will be acquired by Dickstein International and 22,000 of these shares will be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         On September 4, 1997, certain of the Reporting Persons agreed to acquire from Seller on the same basis described in the preceding paragraph, up to an additional 30,198 shares (the "Additional Subject Shares") of Common Stock at a price (including commission) of $11.08 per share. 21,198 of these shares will be acquired by Dickstein & Co., 3,800 of these shares will be acquired by Dickstein International and 5,200 of these shares will be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         Mark Kaufman, a Vice President of Dickstein Inc., owns 1,000 shares of Common Stock.

         (c) Except for the transactions described in Item 5(a) above and the transactions set forth on Schedule II annexed hereto, Schedule II to the
Schedule 13D, Schedule II to the Amendment No. 1 to the Schedule 13D, Schedule II to Amendment No. 2 to the Schedule 13D, Schedule II to Amendment No. 3 to the
Schedule 13D and Schedule II to Amendment No. 4 to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market."

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  September 19, 1997


                         DICKSTEIN & CO., L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President


                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper


                              Mark Dickstein


                              /s/ Mark Dickstein
                              ---------------------
                              Name:  Mark Dickstein

                                SCHEDULE II

                          TRANSACTIONS IN COMMON
                                 STOCK OF
                       THE LESLIE FAY COMPANY, INC.


Shares Purchased by Dickstein & Co., L.P.

            Number of
             Shares     Price per                         Total
Date        Purchased     share     Commission            Cost
----        ---------     -----     ----------            ----
9/18/97        202,937      12.00   $10,161.85            $2,445,405.85


Shares Purchased by Dickstein International Limited

            Number of
             Shares     Price per                         Total
Date        Purchased     share     Commission            Cost
----        ---------     -----     ----------            ----
9/18/97       35,000       12.00    $ 1,765.00            $  421,765.00